Exhibit 99.1
Semantix Announces CFO Resignation and Succession Plan
January 10, 2024
SÃO PAULO — (GLOBE NEWSWIRE) – January 10, 2024 - Semantix, Inc. (“Semantix” or “the Company”) (NASDAQ: STIX), a leading Latin American enterprise AI platform and applications provider, today announces the resignation of Mr. Adriano Alcalde, Chief Financial Officer, to be effective on May 1, 2024.
Mr. Alcalde has served as Chief Financial Officer & IR of the Company since June 2020, contributing significantly to its financial success and growth. The Company is committed to ensuring a seamless transition and has already initiated a thorough search for a qualified successor. During this interim period, Mr. Alcalde will work closely with the executive team to facilitate a smooth handover of responsibilities.
“We want to express our gratitude to Mr. Alcalde for his dedicated service and contributions to the success of Semantix. We respect his decision and are confident in his commitment to supporting a smooth transition”, said Leonardo Santos, CEO of Semantix.
The Board of Directors and executive leadership team are actively engaged in the succession planning process, and updates on the progress will be communicated promptly to stakeholders. The company remains focused on its strategic objectives and is optimistic about the future.
Semantix assures shareholders, investors, and the market at large that the resignation of Mr. Alcalde will not impact day-to-day operations, and it is committed to maintaining financial excellence.

Investor Contact
Adriano Alcalde
Chief Financial Officer & IR
ir@semantix.ai
Press Contact
semantix@rpmacomunicacao.com.br
Source: Semantix, Inc

About Semantix
Semantix is Latin America’s first fully integrated data and enterprise AI software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.

Semantix Forward Looking Statements:
This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Semantix, Inc.’s intentions with respect to regaining compliance with the Listing Rules (including the possibility of implementing a reverse stock split and any beneficial effect thereof) and the anticipated impact of the Notice on its operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this communication include those discussed in Semantix’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”) on file with the SEC, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.